December 2, 2024

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamilton, Staff Accountant

Re:	KKR Real Estate Select Trust Inc.

Annual Report on Form N-CSR

Registration Statement on Form N-2

File Nos. 333-238753, 811-23575

Dear Ms. Hamilton:

On behalf of KKR Real Estate Select Trust Inc. (the “Fund”), we are providing the following responses to oral comments from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) received on October 2, 2024 and November 15, 2024, relating to the Fund’s Annual Report on Form N-CSR for the fiscal year ended December 31, 2023, filed with the Commission on March 5, 2024 (the “Annual Report”) and the Fund’s Registration Statement on Form N-2 filed with the Commission on April 25, 2024 (the “Registration Statement”).

To assist your review, we have retyped our record of the Staff’s oral comments in italics below. The responses and information described below are based upon information provided to us by the Fund. All capitalized terms used but not defined in this letter have the meanings given to them in the Annual Report or Registration Statement, respectively.

1. The “Summary of Fund Expenses” table in the Fund’s Registration Statement includes 67 basis points of Other Expenses, while footnote 9 of the table states that Specified Expenses are capped at 50 basis points. Please explain why the waiver shown in the “Summary of Fund Expenses” table is 15 basis points when all other items in the table are excluded from the Specified Expenses.

Response: The Fund notes that Other Expenses include 2 basis points of interest expense, investment level expenses and taxes, which are appropriately excluded from Specified Expenses pursuant to the Fund’s Expense Limitation and Reimbursement Agreement.

2. The Staff notes that the net annual operating expense ratio in the Fund’s Form N-CEN filing (dated March 14, 2024) does not tie back to the net annual operating expense ratio included in the financial highlights for any of the Fund’s share classes. Please confirm whether Item D.9 (Net annual operating expense) of the Form N-CEN relates to a specific share class of the Fund.

Response: The Fund notes that the net annual operating expense ratio presented in the financial highlights included in the Fund’s annual report to shareholders is calculated based on the average total assets over the year, while the net annual operating expense ratio presented in the Fund’s Form N-CEN is calculated based on the ending total assets for the period. The Fund confirms that its response to Item D.9 of Form N-CEN provides the Fund’s net annual operating expenses and does not relate to a specific share class of the Fund.

3. Please confirm that the Fund has performed the significance tests of Regulation S-X, Article 1.02(w)(2) and confirm that the Fund has provided all required Regulation S-X 4.08(g) and/or 3.09 disclosure.

Response: The Fund confirms that it has performed the significance tests and provided the disclosure required by Rules 4.08(g) and 3.09 of Regulations S-X.

4. The Staff did not note the affiliated investments table required by Regulation S-X, Article 12-14 within the financial statements. Please supplementally provide such table within correspondence and include it within future filings.

Response: The Fund notes that all affiliated investments held by the Fund as of December 31, 2023 are currently identified in the Consolidated Schedule of Investments included in the Fund’s financial statements. As of December 31, 2023, the Fund did not hold any equity investments in or loans to affiliates that are not clearly identified as such in the Consolidated Schedule of Investments. As disclosed in footnote (b) to the Consolidated Schedule of Investments, all of the Fund’s investments in real estate equity are joint ventures in which the Fund’s current economic interest ranges from 50% to 99.5% of the venture, and in which the Fund is subject to shared control arrangements where the consents of both the Fund and the joint venture party are required for all material decisions. The Fund notes that, for this reason, all of its investments in real estate equity through joint ventures are investments in “affiliates” within the meaning of Regulation S-X, and a separate schedule of affiliated investments as contemplated by Rule 12-14 therefore would duplicate the Consolidated Schedule of Investments included in the Fund’s financial statements.

For the same reason, the Fund also does not include a separate caption in its balance sheet for investments in and advances to affiliates. Accordingly, the Fund respectfully submits that a separate schedule of affiliated investments is not required by Rule 6-10 of Regulation S-X. In addition, the Fund believes that adding a separate schedule for affiliated investments would be duplicative and add unnecessary length to the Fund’s financial statements in light of the current disclosure in the Consolidated Schedule of Investments. In response to the Staff’s comment, the Fund will add a notation to the Consolidated Statement of Operations indicating the aggregate net realized gain or loss and the aggregate increase or decrease in unrealized appreciation or depreciation attributable to the Fund’s investments in real estate equity through joint ventures for the period.

5. The Staff references the correspondence dated May 4, 2021, specifically comment and response no. 6, which indicates that incremental disclosures will be provided regularly for real property investments in periodic reports, the prospectus and on the Fund’s website. The response indicates that such information would be shown separately for each property and for each portfolio of properties in cases where a portfolio was purchased in a single transaction. Such incremental disclosure includes the segment and investment, number of properties, location, acquisition date, ownership interest, square footage and occupancy rate. Please supplementally explain where such incremental disclosures are located.

Response: The Fund notes that information for each real property investment is provided and periodically updated on the Fund’s website. In response to the Staff’s comment, the Fund will add disclosure to its periodic reports and prospectus indicating how shareholders may obtain such information on the Fund’s website.

6. With respect to fair valuation, level 3 disclosures, please explain why the disclosure requirement regarding valuation techniques and significant unobservable inputs, including the weighted average, were not included in the “Notes to Consolidated Financial Statements.” See ASC 820-10-50-2(bbb) Items 1 and 2.

Response: The Fund acknowledges the Staff’s comment and will include disclosure regarding the weighted average of significant unobservable inputs, in the “Notes to Consolidated Financial Statements” section in future reports.

7. The Staff notes the following disclosure within the “Valuation of Investments” note: “For financial assets and liabilities whose inputs are based on bid-ask prices, the Adviser does not require that fair value always be a predetermined point in the bid-ask range. The Adviser’s policy is to allow for mid-market pricing and adjust to the point within the bid-ask range that meets the Fund’s best estimate of fair value.” Please discuss how the Adviser determines which point is the best estimate of fair value in the bid-ask range. Please supplementally explain whether there are any controls or additional reviews performed if the best estimate of fair value is consistently closer to the ask price and then further please explain whether the same process is utilized across other KKR funds when the best estimate of fair value is consistently closer to the ask price.

Response: The Fund acknowledges the Staff’s comment. Consistent with the Fund’s valuation policy, the Fund currently receives mid-market prices from independent third-party pricing service providers for all of its Level 2 and Level 3 securities. Accordingly, the Fund historically has not been required to estimate the fair value of these assets and liabilities by adjusting prices within the bid-ask range. If in the future the Fund is required to estimate fair value by adjusting to a point within the bid-ask range, the Adviser’s controls and procedures to ensure that any such adjustments are not consistently closer to either price will be utilized. Such controls and procedures involve review by the relevant committees responsible for oversight of the Fund’s valuation process, including the Adviser’s valuation committee, KKR’s global valuation committee and the Fund’s audit committee.

8. Within the “Notes to Consolidated Financial Statements” section, the Staff notes disclosure of significant ownership in the Fund by an affiliate of the Adviser. Figures noted that, as of December 31, 2023, an affiliate of the Adviser owned 7,430,497 Class I Shares, and as of December 31, 2022 that figure was 6,569,427 Class I Shares. Please explain how large shareholder and/or shareholder concentration risk is addressed in the summary and statutory prospectus.

Response: The Fund does not believe that large shareholder risk and/or shareholder concentration risk is a principal risk of investing in the Fund. The Fund is a closed-end investment company that conducts discretionary tender offers. Unlike open-end funds (commonly known as mutual funds), which generally permit redemptions on a daily basis, the Fund’s shares are not redeemable at a shareholder’s option. Accordingly, shareholders of the Fund, including KKR Alternative Assets LLC (“KAA”), an affiliate of the Adviser that owns Class I Shares of the Fund, do not have the ability to withdraw capital from the Fund at will. Furthermore, in connection with the Fund’s Shareholder Priority Plan announced on June 4, 2024, KAA has contractually committed to the Fund to hold the Class I Shares currently owned by KAA through June 1, 2027. Accordingly, the Fund respectfully submits that large shareholder risk and/or shareholder concentration risk is not a principal risk of investing in the Fund.

9. The Staff noted the following disclosure in the Annual Report: “In May 2023, subsequent to the April 14, 2023 expiration date of the tender offer, the Fund’s transfer agent notified the Fund that the transfer agent had inadvertently failed to process a repurchase request that was submitted timely and in good order by a Fund stockholder. The Fund determined to accept the repurchase request and, as a result, the number of shares tendered and repurchased in connection with the tender offer, as reported in this shareholder report on Form N-CSR, differs immaterially from the number of shares reported as tendered and repurchased in the Fund’s final amendment to Schedule TO reporting the results of the tender offer, filed on April 27, 2023.” Please supplementally explain if there was any monetary impact to the Fund and how this transaction was handled. Further please supplementally explain the treatment of any gains or losses on the transaction. Further please explain if any additional controls or mitigating actions were put in place to prevent this from happening in the future.

Response: There was no monetary impact to the Fund, as the Adviser and the Fund’s transfer agent jointly reimbursed the Fund a make-whole amount based on share price variance between repurchase timing and processing timing. Accordingly, the Fund experienced no gains or losses on the transaction. The Fund and transfer agent have since implemented additional operational controls and policies for these types of errors, including, but not limited to, enhancements to the Adviser’s error escalation procedures and additional quality control measures and training for the transfer agent.

10. The Staff notes the following disclosure within the “Consolidated Financial Highlights” table in regards to the portfolio turnover rate: “Portfolio turnover rate are for the period indicated and have not been annualized.” Please supplementally explain how this treatment is in line with Form N-2, Item 4 and Instruction 17(a).

Response: Because the Fund did not complete a full year of operations as of December 31, 2020, the portfolio turnover rate for the period ended December 31, 2020 is calculated based on the monthly average value of the portfolio securities owned by the Fund from its since inception date through December 31, 2020. For the fiscal years ended December 31, 2021, 2022 and 2023, the portfolio turnover rate is calculated by totaling the values of portfolio securities as of the beginning and end of the first month of the fiscal year and as of the end of each of the succeeding eleven months and dividing the sum by 13, as required by Item 4 and Instruction 17(a) of Form N-2.

11. The Staff notes that the Fund paid distributions from return of capital, but Item B.23 of Form N-CEN was not checked “yes.” Please explain why these distributions were not required to be accompanied by a written statement pursuant to Section 19(a) of the Investment Company Act of 1940. Rule 19a-1. IM Dear CFO Letter 2019-02.

Response: The Fund notes that it inadvertently checked “no” in Item B.23 of Form N-CEN, and will check “yes” in future Form N-CEN filings. For the avoidance of doubt, the Fund confirms that distributions paid from return of capital were accompanied by a written statement pursuant to Section 19(a) of the 1940 Act.

12. In regards to Comment 4, please confirm that the Registrant will satisfy all of the requirements of Rule 12-14 of Regulation S-X in future N-CSR filings.

Response: The Fund confirms that future N-CSR filings will satisfy all of the requirements of Rule 12-14 of Regulation S-X.

13. In regards to Comment 9, please supplementally explain whether the Fund contemplated the additional operational controls discussed when Item 11(b) of Form N-CSR was completed.

Response: The Fund notes that the additional operational controls discussed in response to Comment 9 have not materially affected, and are not reasonably likely to materially affect, the Fund’s internal controls over financial reporting. Accordingly, the Fund respectfully submits that disclosure of such controls was not required by Item 11(b) of Form N-CSR.

Please call reach out to me (Lew.Breckenridge@kkr.com) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Lew Breckenridge
Lew Breckenridge

cc:

Melissa McDonough, Branch Chief

Lori Hoffman, KKR Registered Advisor LLC

Megan Gaul, KKR Registered Advisor LLC

Gayatri Galav, KKR Registered Advisor LLC

Nathan Somogie, Simpson Thacher & Bartlett LLP

Rajib Chanda, Simpson Thacher & Bartlett LLP

Benjamin Wells, Simpson Thacher & Bartlett LLP

Stephanie Chaung, Simpson Thacher & Bartlett LLP